EXHIBIT 4.30

                     NON-EXCLUSIVE LICENSE AGREEMENT BETWEEN
                     THE WASHINGTON RESEARCH FOUNDATION AND
                            SAVYON DIAGNOSTICS. LTD.


This License Agreement (hereinafter, the "Agreement") is made and is effective the day of the last of the Parties to sign (hereinafter, the "Agreement Date") by and between the WASHINGTON RESEARCH FOUNDATION, a not-for-profit Washington corporation having administrative offices at 1107 N.E. 45th Street, Suite 205, Seattle, Washington, U.S.A. 98105, (hereinafter, "WRF"), and Savyon Diagnostics, Ltd., an Israeli company having a principal place of business at Kiryat Minrav, 3 Habosem, Ashdod 77101, Israel (hereinafter, "SAVYON").

     WHEREAS, WRF is the owner, by assignment from the University of Washington
(UW) and its employees (Dr. Grayston et al), of certain Technology, more fully defined below, generally characterized as Diagnostic Methods for CHLAMYDIA PNEUMONIAE, Tech I.D. #07-86-34, which is covered by certain patent and know-how rights of WRF as defined below;

     WHEREAS, WRF desires that the Technology be developed and brought to market so that its benefits can be enjoyed worldwide by the general public and so that resulting revenue will be generated for the support of research at the University of Washington and of further technology transfer;

     WHEREAS, the Technology is comprised of three methods and associated materials for the detection and/or diagnosis of CHLAMYDIA PNEUMONIAE. namely Monoclonal antibody- based antigen detection, serological antibody detection, and nucleic acid probe based detection;

     WHEREAS, SAVYON desires to obtain certain non-exclusive worldwide rights to the serological antibody detection portion of the Technology from WRF;

     NOW, THEREFORE, in consideration of the obligations expressed herein, the Parties ascribe to the recitals set forth above and agree as follows:

                             ARTICLE 1 - DEFINITIONS

     1.01 "Field of Use", as used herein, shall mean those portions of the Technology directly pertaining to methods and materials for the serological detection of antibodies to CHLAMYDIA PNEUMONIAS - and their use by SAVYON to develop arid market CHLAMYDIA PNEUMONIAS assays. The Field of Use expressly excludes the nucleic acid probe and Monoclonal antibody - based detection materials and methods of detecting CHLAMYDIA PNEUMONIAS and expressly excludes the right to Sell CHLAMYDIA PNEUMONIAS diagnostic lest results.

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     1.02 "Patent Rights", as used herein, shall include all of the following intellectual property rights:

     (a) the United States and foreign patents and/or patent applications listed in Appendix A;

     (b) United States and foreign patents issuing from the applications listed in Appendix A and from divisional and continuations of these applications;

     (c) claims of U.S. and foreign continuation-in-part applications, and of the resulting patents, which are directed to subject matter specifically described in the U.S. and foreign applications listed in Appendix A;

     (d) claims of all foreign patent applications, and of the resulting patents, which are directed to subject matter specifically described in the parent U.S. patent and/or patent applications listed in (a), (b), or (c) above;

     (e) any reissues of the U.S. patents described in (a), (b), or (c) above;

     1.03 "Territory", as used herein, shall mean worldwide

     1.04 "Licensed Know-How", as used herein, shall mean information and/or materials provided to SAVYON by WRF and/or its assignors which are not generally available to the public and not covered by Patent Rights, but are within the knowledge and possession of the WRF and/or its assignors which contribute to the practice of the Patent Rights and/or the development and marketing of Licensed Product. Licensed Know-How may include, without limitation:

     (a) Bailment (see Articles 5 and 26) covering the use of CHLAMYDIA PNEUMONIAS hybridoma clones, CHLAMYDIA PNEUMONIAS strain, antigen. monoclonal antibody, and control sera made in or originating from the University of Washington labs (see Appendix B). for use in Licensed Product development.

     (b) Information from the WRF including lists of its CHLAMYDIA PNEUMONIAS biological materials purchasers, reference lab licensees, CHLAMYDIA PNEUMONIAS researchers, and other potential Licensed Product customers. Ongoing referrals are also included here. (See Paragraphs 7.06, 7.07)

     1.05 "Licensed Product", as used herein, means any composition of matter in, product of, article of manufacture of. apparatus in. or component part of a diagnostic kit or packaged assay, or a diagnostic kit or packaged assay in its entirety, or any similar item, which uses a process, composition, material, procedure or method covered by any one or combination of the Patent Rights or Licensed Know-How within the Field of Use.

     1.06 "SAVYON", as used herein shall mean SAVYON, Ltd., an Israeli company having a principal place of business at Kiryat Minrav. 3 Habosem, Ashdod 77101, Israel and expressly excludes Affiliates.

     1.07 "Affiliate", as used herein shall mean any corporation, firm, partnership or other business entity controlled by, controlling, or under common control with SAVYON. For this purpose, "control" means direct or indirect beneficial ownership of or the right to vote at least fifty percent (50%) of the voting stock or at least fifty percent (50%) interest in the income of such corporation or other business entity.

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     1.08 "Party", as used herein, shall mean SAVYON or WRF and when used in plural, shall mean SAVYON and WRF.

     1.09 "Third Party", as used herein, shall mean individuals or other entities other than WRF or SAVYON and its Affiliates.

1.10 "Sale" or "Sales", as used herein, shall mean:

     (a) the sale, lease or other transfer by SAVYON to a Third Party or Affiliate of any right of ownership or use in a Licensed Product;

     (b) the sale, lease or transfer by SAVYON to a Third Party or Affiliate of a product or service which is covered by any of the Patent Rights or which makes use of Licensed Know-How.

     1.11 "Sell" or "Sold", as used herein, shall mean the act of consummating a Sale. A Sale shall be consummated upon SAVYON's receipt of consideration for the Sale.

     1.12 "Gross Sales", as used herein, shall mean the gross receipts, royalties, fees or other valuable consideration of any kind, directly or indirectly received by or credited to the benefit of SAVYON as a direct result of a Sale. "Gross Sales" shall include interest, late charges, time-price differentials or any other receipts or credits of a similar or related nature received by SAVYON as a consequence of a Sale. In no case will a Gross Sale between SAVYON and an Affiliate be made for less consideration than that received from Gross Sales between SAVYON and Third Parties.

     1.13 "Net Sales", as used herein, shall mean Gross Sales, less the following deductions, provided, however, that the aggregate value of said deductions in any royalty payment period shall not exceed 15% of Gross Sales for that period:

     (a) amounts actually repaid by reason of timely rejections or returns; and

     (b) Sales taxes charged and received, shipping and shipping insurance charges paid by SAVYON when Sales shipments are made FOB: Destination.

Net Sales may not be reduced to reflect deductions from royalties due for foreign or governmental taxes, fees, or charges or withholding, whether now in effect or later enacted or imposed, which shall be SAVYON's sole responsibility.

     1.14 "Proprietary Information", as used herein, shall mean any information relating directly or indirectly to:

     (a) the Technology, and not generally known to the public, provided to SAVYON by the WRF or its assignors; and

     (b) confidential aspects of SAVYON business, provided to WRF by SAVYON: and

     (c) conveyed in written. graphic, oral or physical form including but not limited to scientific knowledge, know-how, processes, inventions. techniques, formulae, products, business operations, market data, customer requirements, data. plans or other records, or software. Oral conveyances shall be summarized in writing, marked as proprietary. and provided to SAVYON within thirty (30) days of its conveyance.

     1.15 "Biological Materials", as used herein, shall mean any and all biological materials provided SAVYON by WRF. including those listed in Appendix B.

     1.16 "Technology", as used herein, shall mean that owned by WRF, by assignment from the University of Washington (UW) and its employees (Dr. Grayston et al), of certain technology, generally characterized as Diagnostic Methods for CHLAMYDIA PNEUMONIAS (TWAR), Tech I.D. #07-86-34, developed at the University of Washington by Dr. J. Thomas Grayston. Dr. San-pin Wang, Dr. Cho-chou Kuo, and Dr. Lee Ann Campbell which is covered by certain Patent and Know-How rights of WRF as defined above.

                                ARTICLE 2 - GRANT

     2.01 WRF hereby grants to SAVYON, subject to the terms and conditions of this Agreement, a non-exclusive worldwide license to make, have made, market, distribute (directly or by means of local distributors), and Sell Licensed Products.

     2.02 No rights are granted hereby allowing SAVYON to grant sublicenses.

              ARTICLE 3 - COLLABORATIVE RESEARCH & INVENTION RIGHTS

     3.01 No research or development collaboration is contemplated between SAVYON and the WRF or its assignors herein.

                        ARTICLE 4 - PAYMENTS & ROYALTIES

     4.01 For the license granted to SAVYON under this Agreement, SAVYON will pay to WRF a non-refundable license fee of Forty Thousand Dollars (US$ 40,000), payable as follows:

     (a) $30.000 within ten (10) days of the Agreement Date

     (b) $10.000 on or before the first anniversary of the Agreement Date. Such payment shall be creditable against future earned royalties payable to WRF based upon Sales made prior to January 1. 1997.

     4.02 For the license granted to SAVYON under this Agreement. SAVYON will pay to WRF an earned royally equal to seven percent (7.0%} of Net Sales made in the Territory.

     4.03 Royalties shall be paid to WRF twice per year and shall reflect Net Sales made during each calendar half-year. Royalties snail be payable within 60 days of the expiration of each calendar half-year.

     4.04 For the license granted to SAVYON under this Agreement. SAVYON will pay to WRF a non-refundable annual license administration fee of Three thousand five hundred Dollars (US$ 3,500), first due and payable on the first anniversary of the Agreement Date and annually thereafter on each anniversary of the Agreement Date.

     4.05 All monies due WRF under this Agreement shall be paid in United States Dollars. The rate of exchange to be used in computing the amount of any foreign currency payments equivalent to United Slates Dollars shall be made at the rate of exchange in effect at the Chase Manhattan Bank on the last business day of the calendar half-year that the royalty payment accrues.

     4.06 All fees and royalties due WRF under this Agreement not received when due will be subject to interest charged at 19.0% per annum compounded monthly at the first of each calendar month. Payments received by the WRF will be applied first to the outstanding interest due and then to the outstanding principal due. Payment of such interest shall not limit WRF from exercising any other rights it may have as a consequence of the lateness of any payment.

                        ARTICLE 5 - BIOLOGICAL MATERIALS

     5.01 At SAVYON's option, Biological Materials are available to it from the WRF for Licensed Product development and testing purposes. SAVYON acknowledges that it must make a provision for the supply of CHLAMYDIA PNEUMONIAS reagents for its use in producing Licensed Products for Sale. The following conditions apply to all Biological Materials received by SAVYON:

     (a) The non-distribution conditions set forth in Article 26.

     (b) SAVYON acknowledges that supply of Biological Materials in no way conveys, in and of itself, a license to commercially use, develop, or sell the Technology.

     (c) Payment of transfer tees in accordance with Appendix B.

     5.02 SAVYON shall have sole responsibility and liability for assuring the quality of Biological Materials supplied it by WRF.


                             ARTICLE 6 - SUBLICENSES

     6.01 SAVYON shall have no right to sublicense Affiliates or Third parties.

                        ARTICLE 7 - REPORTS & REMITTANCES

     7.01 SAVYON shall keep complete and accurate business records and records of all Gross Sales and Net Sales of Licensed Product under the license granted herein. WRF shall have the right, through a certified public accountant acceptable to SAVYON. to examine such records at SAVYON's place(s) of business during regular business hours at least once per year during the life of this Agreement and for two (2) years after its termination. In the event that SAVYON's royalties, calculated for any period, are in error by more than minus three percent (-3%), or USS 2.500, whichever is less, the cost of the audit and review shall be borne by SAVYON; otherwise, WRF shall bear the costs.

     7.02 By August 31 and February 28 of each year, SAVYON shall deliver to WRF a report detailing its progress in the commercialization of Licensed Products. Such report shall include information regarding product development, regulatory approval, marketing, and such other information as WRF may reasonably request in order to determine SAVYON's compliance with the diligence obligations under this Agreement.

     7.03 By August 31 and February 28 of each year during the term of this Agreement, SAVYON shall deliver to WRF a true accounting of all Sales and Net Sales of Licensed Product made by SAVYON during the preceding calendar half year, and at the same time shall pay all royalties due. Such accounting shall show Licensed Product pricing, Sales, Gross Sales, itemized deductions as allowed herein, and Net Sales on a country-by- country, Licensed Product-by-Licensed Product basis and shall promptly supplement said reports with such additional information as WRF may reasonably request. WRF agrees to keep this information and documentation confidential as provided in Article 25. SAVYON shall also provide with their semi-annual reports, the latest copies of non-confidential promotional or explanatory literature listing Licensed Products and copies of Licensed Product package inserts.

     7.04 SAVYON agrees to report to WRF the first date of Sale of the first Licensed Product within sixty (60) days of its occurrence.

     7.05 WRF will provide to SAVYON, within thirty (30) days of the Agreement Date, its BMDC customer list of those institutions which have purchased Biological Materials from the WRF. The WRF will also diligently refer potential customers to SAVYON as they are identified. SAVYON agrees to keep this information and documentation confidential as provided in Article 25

     7.06 WRF will provide SAVYON, within thirty (30) days of the Agreement Date, a list of purchasers of CHLAMYDIA PNEUMONIAS strain from the American Type Culture Collection, effective from September 1, 1990, to the present. SAVYON agrees to keep this information and documentation confidential as provided in
Article 25.

     7.07 As it is able, and at its sole discretion, WRF will also provide SAVYON with other Proprietary Information which may be of value to its Licensed Product development and marketing efforts such as potential biological material subcontractor producers, the names and affiliations of scientists performing CHLAMYDIA PNEUMONIAS research, and the like.

     7.08 The SAVYON contact person responsible for communicating with the WRF under the reporting requirements of this Agreement shall be the same as is given in Article 21 (NOTICES), unless SAVYON designates otherwise to WRF in writing.

                  ARTICLE S - PATENT PROSECUTION & MAINTENANCE

     8.01 Subject to the provisions herein, WRF shall prosecute and maintain the Patent Rights, using counsel of its choice, and be solely responsible for payment of direct costs associated therewith.

     8.02 SAVYON may request from WRF and the WRF is then obligated to provide SAVYON, with updates concerning prosecution and maintenance of the Patent Rights so that SAVYON may be informed and apprised of the continuing status of the pending applications and issued patents. SAVYON agrees to keep this information and documentation confidential as provided in Article 25.

                        ARTICLE 9 - PATENT INFRINGEMENT

     9.01 In the event that SAVYON becomes aware of actual infringement of Patent Rights by a Third Party, SAVYON shall promptly notify WRF in writing. Except as provided for in Paragraph 9.02, and if the potential infringement is within the Field of Use, WRF shall, at its discretion, use diligence to cause infringement to cease by the grant of a license or other remedy or use diligence in bringing an infringement action against the Third Party. WRF reserves the right to identify SAVYON in such suit as having rights under Licensed Patents. WRF shall not name SAVYON as a co-party in such suit without an express written request from SAVYON.

     9.02 In the event that SAVYON becomes aware of actual infringement of Patent Rights in the Field of Use by a Third Party in a Territory or Pending Territory where SAVYON is actively Selling Licensed Product, and where SAVYON can demonstrate to WRF that for at least two (2) consecutive quarters the Third Party has captured no less than ten percent (10%) of the market for Licensed Products, SAVYON shall promptly notify WRF in writing. WRF shall use diligence to cause infringement to cease by the grant of a license or other remedy or use diligence in bringing an infringement action against the Third Party. WRF reserves the right to identify SAVYON in such suit as having rights under Licensed Patents. WRF shall not name SAVYON as a co-party in such suit without an express w'-ritten request from SAVYON.

     9.03 In a case in which WRF brings an infringement action against a Third Party, this action shall be at no cost to SAVYON unless SAVYON joins the suit as a co-party. SAVYON is under no obligation to join such suit and WRF must approve, at its1 sole discretion, the addition of SAVYON as a co-party,

     9.04 SAVYON shall not make Sales which are covered by the Patent Rights but which are beyond the scope of the Grant of rights provided by this Agreement.

     9.05 SAVYON shall include on or with its Licensed Product package insert a list of al; issued or granted Licensed Patents and the phrase. "Other patents pending", if in fact there are Licensed Patents pending.

                      ARTICLE 10 - DEFENSE OF PATENT RIGHTS

     10.01 In the event of the initiation of any suit by a Third Party against WRF or SAVYON for patent infringement involving the manufacture, use, sale, distribution, marketing or other utilization of Licensed Product, the Party sued shall promptly notify the other Party in writing. Except in the case of a conflict of interest. SAVYON and WRF shall assist one another and cooperate in any such litigation at the other's request without expense to the requesting Party.

                            ARTICLE 11 - BEST EFFORTS

     11.01 SAVYON shall use its best efforts in proceeding with the development and Sale of Licensed Products and in creating a supply and demand for same. SAVYON shall be entitled ;o exercise prudent business judgement in meeting its reasonable diligence obligations hereunder.

                        ARTICLE 12 - COMPULSORY LICENSES

     12.01 The Parties understand and agree that inventions covered by this Agreement may be subject to the rights and limitations of United States Public Law (PL) 96-517 and implementing regulations prescribed by the Federal Office of Management and Budget. PL 96- 517, enacted in December 1980, enabled nonprofit organizations and small business firms to own and commercialize inventions arising from federally supported research and/or development, provided the Government be granted a world-wide, non-exclusive, royalty-free license for the Technology.

     12.02 In the event that WRF receives notice from any governmental agency in any country or territory having valid authority and jurisdiction that a royalty-free compulsory license regarding all or any portion of the Patent Rights has been or must be granted, WRF shall immediately give notice to SAVYON of such action.

                                ARTICLE 13 - TERM

     13.01 This Agreement shall be in full force and effect from the Agreement Date and shall remain in effect for seventeen (17) years or until the last remaining Patent Rights expire. whichever is later, unless otherwise terminated by operation of law or pursuant to the terms and conditions of this Agreement.

     13.02 Expiration of the last remaining Patent Rights shall not preclude SAVYON from continuing to utilize the Patent Rights and without further royalty or other payment to the WRF.

     13.03 Expiration, abandonment, or invalidation of the last remaining Patent Rights shall not preclude SAVYON from continuing to utilize the Licensed Know-How incorporated into Licensed Products, subject to the payment of royalties as set forth in Paragraph 4.02.

                            ARTICLE 14 - TERMINATION

     14.01 WRF may terminate this Agreement if. at any time. SAVYON shall file in any court pursuant to any statute of the United States or of any individual state or foreign country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement for the appointment of a receiver or trustee of SAVYON or of its assets.

     14.02 If either Party is in breach of any of the provisions of this Agreement, including but not limited to. insufficient best efforts, nonpayment of monies due, or non completion of the required reports, the citing Party will submit to the responding Party a written notification of such breach. The responding Party shall have ninety (90) days from the date of notification to remedy the breach. If the breach is not corrected within this period, the citing Party shall have the right to terminate this Agreement in its entirety upon delivery of notice to the responding Party. Upon receipt by the responding Party of such notice, the license granted hereunder shall be deemed terminated.

     14.03 SAVYON shall have the right, subject to the terms and conditions of this Agreement, to terminate this Agreement upon sixty (60) days written notice to WRF.

                  ARTICLE 15 - RIGHTS & DUTIES UPON TERMINATION

     15.01 Upon termination of this Agreement, WRF shall have the right to retain any sums already paid by SAVYON hereunder, and SAVYON shall pay all sums accrued or due hereunder.

     15.02 Upon the termination of this Agreement pursuant to Article 14, SAVYON shall have not more than six months from the date of termination to dispose of all Licensed Products on hand at the time of such termination, provided that SAVYON shall be obliged to pay WRF a royalty on such Net Sales as set forth in this Agreement.

     15.03 Upon the termination of this Agreement pursuant to Article 14, SAVYON shall return any confidential documentation, information, compositions, or biological materials stored by any method, in its possession that were transferred it by the WRF, without retaining copies or samples thereof.

     15.04 Termination of this Agreement shall terminate all outstanding grants, obligations and liabilities between the Parties arising from this Agreement, except those described in Articles 1 (DEFINITIONS), 7 (REPORTING and AUDITS). 15 (RIGHTS AND DUTIES UPON, TERMINATION), 23 (ARBITRATION), 24 (ATTORNEY'S FEES), 25 (CONFIDENTIALITY), 26 (NON-DISTRIBUTION), and Paragraphs 4.06 (Interest on payments due). 20.01 (Indemnity), 22.01 (Governing Laws), and 27.01 (Insurance).

     15.05 Except to the extent provided in Section 15.02 concerning Licensed Product on hand at Termination, the grant under Article 2 of this Agreement shall cease as of the date of termination.

                   ARTICLE 16 - USE OF TRADEMARKS & TRADENAMES

     16.01 Nothing contained in this Agreement shall be construed as conferring any right to use, in advertising, publicity or other promotional activities with respect to the Technology or Licensed Product, any name, trade name trademark or other designation of either Parry hereto, including any contraction, abbreviation or simulation of any of the foregoing, unless the express written permission of the other Party has been obtained, which permission shall not be unreasonably withheld. The use of the University of Washington inventors' names or the names "Washington Research Foundation" or "University of Washington" by SAVYON in connection with such marketing is expressly prohibited unless express written permission is obtained in each case.

     16.02 SAVYON, at its sole expense, shall be responsible for the selection, registration and maintenance of all trademarks and trade names which it employs in connection with any Licensed Product and shall own and control such trademarks and trade names during the life of this Agreement as well as after its termination or expiration. The terms "trademark" and "trade name" shall include, without limitation, the name or names of any Licensed Product, the design of me packaging of any Licensed Product, and the appearance of and Licensed Product.

                  ARTICLE 17 - PUBLICATION OF RESEARCH RESULTS

     17.01 The freedom of University of Washington faculty members to publish shall not be inhibited by SAVYON.

                             ARTICLE 18 - WARRANTIES

     18.01 WRF warrants that it is the owner of the Patent Rights and that it has the lawful right to grant the license set forth herein, and that no consent, license or other conveyance is required by SAVYON from the University of Washington to effectively convey the Technology or otherwise to grant the license set forth herein.

     18.02 WRF MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS OF THE LICENSED PRODUCTS FOR A PARTICULAR PURPOSE.

     18.03 Nothing in this Agreement shall be construed as:

          (a) a warranty or representation by WRF as to the validity or scope of any of the Patent Rights;

          (b) a warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or shall be free from infringement of patents or proprietary rights of Third Parties: or

          (c) an obligation to bring or prosecute actions or suits against Third Parties for infringement.

     18.04 WRF warrants that the Biological Materials transferred to SAVYON under the terms of this Agreement will be produced in the laboratories of Dr. J. Thomas Grayston at the University of Washington. The maximum extent of WRF's liability regarding this transfer shall be limited to either the replacement of any Biological Material sold to SAVYON and shown to be defective or a refund of the purchase price paid by SAVYON for the Biological Material shown to be defective.

     18.05 Except as expressly set forth in this Agreement, WRF MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED. THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. OF THE Biological Materials PROVIDED SAVYON. OF VALIDITY OF THE PATENT RIGHTS. OR THAT USE OF THE INVENTION WILL NOT INFRINGE ANY PATENT OR OTHER RIGHTS.

                           ARTICLE 19 - ASSIGNABILITY

     19.01 WRF shall have the right to assign this Agreement without consent or SAVYON.

     19.02 SAVYON shall ha\e the right to assign its rights under this Agreement, provided that written permission is received from WRF. Said permission will not be unreasonably withheld if SAVYON and its assignee guarantee that the assignee will comply with all of the terms and conditions of this Agreement and that the assignee will cure any existing defaults or' the Agreement by SAVYON. No partial or split assignments are permitted.

                             ARTICLE 20 - INDEMNITY

     20.01 SAVYON shall indemnify and hold WRF, the University of Washington, its officers, employees, and agents from any liability, loss, damage or expense arising from a claim of personal injury or property damage or a claim of infringement of any third party's patent, trademark or other industry rights by SAVYON which may result from the use of Biological Materials or the manufacture, use, distribution, or sale of Licensed Products by SAVYON.

                              ARTICLE 21 - NOTICES

     21.01 Any payment, notice or other communication required or permitted to be given to either Party hereto shall be deemed to have been properly given, received, and be effective on the date mailed to the respective address given below, or to such other address as either Party shall designate by written notice given to the other Party, or if hand delivered to the following addresses:

         In the case of SAVYON:   Savyon Diagnostics,
                                    Ltd. Kiryat Minrav
                                    3 Habosem
                                    Ashdod 77101
                                    Attention: President
         In the case of WRF:      Washington Research Foundation
                                    1107 N.E. 45th Street
                                    Suite 205
                                    Seattle. Washington U.S.A. 98105
                                    Attention: President

                          ARTICLE 22 - GOVERNING LAW'-S

     22.01 Except where United States Federal law prevails, this Agreement shall be interpreted and construed in accordance with the laws of the State of Washington.

                     ARTICLE 23 - ARBITRATION & JURISDICTION

     23.01 At the request of either Party, any controversy, claim, or dispute arising out of or relating to any provision of this Agreement shall be settled by arbitration to be conducted in Seattle, Washington. Such arbitration shall be in accordance with the rules applied by the American Arbitration Association as of the date the arbitration is filed. Judgment upon any award rendered through arbitration may be entered into any court of competent jurisdiction.

     23.02 SAVYON and WRF shall submit to jurisdiction in Seattle. Washington. U.S.A.

                           ARTICLE 24 - ATTORNEYS FEES

     24.01 In the event of any arbitration or legal action between the Parties hereto arising from this Agreement the prevailing Party shall be entitled to reimbursement from the other party of all costs and legal fees associated with such arbitration or legal action.

                          ARTICLE 25 - CONFIDENTIALITY

     25.01 Except to the extent expressly authorized in this Agreement, SAVYON and WRF agree that, for the term of this Agreement and for five (5) years thereafter, the receiving Party of Licensed Know-How and Proprietary Information by the providing Party shall keep same completely confidential and shall not publish or otherwise disclose such information except to the extent that it can be established by the receiving Party by competent proof that such information;

          (a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the disclosing Party;

          (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

          (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

          (d) was subsequently lawfully disclosed to the receiving Party by a Third Party.

     25.02 Each Party may disclose the other Party's Proprietary Information to the extent such disclosure is reasonably necessary in prosecuting or defending litigation, complying with applicable governmental regulations, or conducting clinical trials, subject to thirty (30) days' prior written notification to the other Party.

     25.03 SAVYON and WRF may use each other's Proprietary Information only under the following restrictions:

          (a) The Parties may duplicate or reproduce the disclosed proprietary information; if duplicated or reproduced in whole or in pan. the disclosed information must carry a proprietary notice similar to that with which it was submitted to the receiving Party.

          (b) any person employed by the receiving Party and utilizing the confidential information will be advised of, and is subject to. the conditions in this Agreement.

     25.04 The Parties agree to protect each other's Proprietary Information from further disclosure by taking equivalent precautions used to protect confidential information of their own.

              ARTICLE 26 - NON-DISTRIBUTION OF BIOLOGICAL MATERIALS

     26.01 The Biological Materials provided SAVYON are transferred on a nonexclusive basis. The transfer, distribution, or sale of the Biological Materials by SAVYON to Third Parties is expressly forbidden without prior written consent of the WRF. SAVYON agrees that any person employed by SAVYON and utilizing the Biological Materials will be advised of. and is subject to, the conditions in this agreement.

     26.02 SAVYON agrees that it will comply with all applicable governmental or local regulatory and statutory requirements regarding use of the Biological Materials.

     26.03 SAVYON agrees to use the Biological Materials solely for the development of Licensed Product and for no other commercial purpose. This includes, but is not limited to:

          (a) the diagnosis of patient samples for consideration; or

          (b) the manufacture of Licensed Product; or

          (c) the testing of Third Parties' diagnostic kits, assays or assay components in return for compensation.

     26.04 The Biological Materials transferred to SAVYON are experimental in nature. THE WRF MAKES NO WARRANTIES, REPRESENTATION OR UNDERTAKING WITH RESPECT TO THEIR UTILITY, EFFICACY, NONTOXICITY, SAFETY OR APPROPRIATENESS FOR A PARTICULAR PURPOSE.

     26.05 Upon termination of this Agreement, the WRF reserves the right, at its sole discretion, to require the return by SAVYON of any Biological Materials in its possession.

                       ARTICLE 27 - INSURANCE REQUIREMENTS

     27.01 SAVYON shall maintain general liability insurance including product liability and contractual liability coverage within the limits tied to the risks inherent in producing and selling Licensed Product. SAVYON must declare whether the insurance is provided on a "claims-made" form and must notify WRF if coverage is cancelled. If coverage is maintained by SAVYON on Licensed Products after termination of this Agreement, such coverage must continue to name the WRF.

     27.02 Starting with the market introduction of a Licensed Product and continuing uninterrupted thereafter. SAVYON must maintain such continual insurance coverage and provide WRF with annual proof of such coverage with at least one semi-annual report due pursuant to Paragraph 7.03.


                               ARTICLE 28 - WAIVER

     28.01 No omission or delay of either Party in requiring due and punctual fulfillment of the obligations of any other Party shall be deemed to constitute a waiver by such Party of its rights to require such due and punctual fulfillment, or any other of its remedies hereunder.

                            ARTICLE 29 - SEPARABILITY

     29.01 In the event that any pan of this Agreement shall be held illegal, void or ineffective, the remaining portions hereof shall remain in full force and effect.

     29.02 If any of the terms or provisions of this Agreement are in conflict with any applicable statute or rule of law, then such terms or provisions shall be deemed inoperative only to the extent that they may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law.

     29.03 In the event that the terms and conditions of this Agreement are materially altered as a result of Paragraphs 29.01 or 29.02, the Parties will renegotiate the terms and conditions of this Agreement to resolve any inequities.

                           ARTICLE 30 - MISCELLANEOUS

     30.01 The headings of the several sections are inserted for convenience and reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     30.02 This Agreement shall not be binding upon the Parties until it has been signed by or on behalf of each Party, in which event, it shall be effective as of the Agreement Date.

     30.03 No amendment or modification hereof shall be valid or binding upon the Parties unless made in writing and signed.

     30.04 This Agreement embodies the entire understanding of the Parties and shall supersede all previous communications, representations or understandings, either oral or written, between the Panics relating to the subject matter hereof.



IN WITNESS WHEREOF, both WRF and SAVYON have executed this Agreement, in duplicate originals by their respective officers hereunto duly authorized, on the day and year hereinafter written.


SAVYON                                               WRF

By:    _______________                               By:    ______________

Name:  _______________                               Name:  ______________

Title: _______________                               Title: ______________

Date:  _______________                               Date:  ______________

                                  SUMMARY TABLE

       DESCRIPTION                          AMOUNT           PARAGRAPH                  DATE DUE

       PAYMENTS FROM SAVYON
       Upfront                                $40,000          4.01             $30,000 on Agreement Date
                                                                                $10.000 on First Anniversary

       Royalties                                    7%         4.02             February 28 and August 31

       License Admin. Fee                      $3,500          4.04             First Anniversary and annually
                                                                                thereafter.

       REPORTS FROM SAVYON

       Commercialization Effort                                7.02             August 31 and February 28

       Sales of Licensed Product                               7.03             August 31 and February 28
       Date of First Sale of Licensed                          7.04             60 days from occurrence
       Product
       Proof of Insurance                                     27.02             At least one semi-annual
                                                                                report due under 7.03

WRITTEN NOTIFICATION FROM WRF

       List of Chlamydia pneumonias BMDC                   7.05. 7.06           Within 30 days of ;he
       research customers and ATCC Chlamydia pneumonias                         Agreement Date
       strain recipients

       Patent prosecution & maintenance                    8.02                 Upon written request
       reports

APPENDIX A

LISTING OF WRF PATENTS AND PATENT APPLICATIONS COMPRISING PATENT RIGHTS

COUNTRY              TYPE       STATUS                       REFERENCE#
U.S.A.               Parent     Issued                       5,008,186
U.S.A.               CIP        Issued                       5,281,518
U.S.A                CIP        Issued                       5,350,673
Australia                       Issued                       605,485
Spain                           Issued                       2,005,569
Europe*                         Granted                      0264434
Europe*                         Pending                      939110955.7
Canada                          Pending                      3/536,215
Japan                           Pending request
                                for examination              62-502.959

* designated states: Austria, Belgium, Switzerland. Germany. France. United Kingdom, Italy, Luxembours, Netherlands. Sweden.

APPENDIX B

PRICING SCHEDULE FOR BIOLOGICAL MATERIALS AVAILABLE TO SAVYON FROM THE WRF BIOLOGICAL MATERIALS DISTRIBUTION CENTER.

ITEM                                                               U/M              TRANSFER FEE
Chlamydia pneumoniae-Specific MAb (RR402)  (ascites)               1 ml          US$          1,000
Chlamydia pneumoniae Antigen                                       1 ml          US$            800
Normal Yolk Sac                                                    1 ml          US$            100
Chlamydia pneumoniae Strains (TW-183, AR-39)                       1 ml          US$            500
Chlamydia pneumoniae positive control sera                         1 ml          US$            500


F.O.B.:                Origin                                '
Shipment Via:          Federal Express
Shipment:              All BMDC shipments are made once a week on Mondays for
                       orders received by Thursday or the preceding week.

TERMS: NET 50

Pricing adjustments may occur with 30 days written notice SAVYON from WRF.